

September 25, 2014

Via E-mail
Brent Whiteley
Chief Financial Officer
SAExploration Holdings, Inc.
1160 Dairy Ashford, Suite 160
Houston, Texas 77079

> **Re:** **SAExploration Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 3, 2014**
> **File No. 1-35471**

Dear Mr. Whiteley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 2

Customers, page 7

1.   We note your disclosure that you had two customers that represented 52% of your consolidated revenue and your disclosure at page 13 relating to the risks thereto. Please revise to provide the name of any customer and its relationship, if any, with you or your subsidiaries for which sales to the customer by one or more segments, as applicable, are made in an aggregate amount equal to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your

subsidiaries, as applicable, taken as a whole. See Item 101(c)(1)(vii) of Regulation S-K. In addition, please file the agreements memorializing such relationships. See Item 601(b)(10) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief